Bromberg & Sunstein LLP
125 Summer Street
Boston, MA 02109

December 2, 2004

Jeffrey Riedler
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Integrated Pharmaceuticals Inc.
Form 10SB - filed September 27, 2004
File No. 0-50960

Dear Mr. Riedler:

Thank you for your thoughtful comments of October 25, 2004. Enclosed in response to your letter, please find:

1.	Three copies of a red-lined version of the Form 10SB, showing the changes that have been made in response to the October 25 letter. Please note, however, that the bulk of the text regarding artesunate (formerly described as IPA-397) has been moved from the description of the Company’s current product offering to the section describing its R&D projects. The wholesale move of the text is not red-lined. Only the changes to the text have been red-lined. Similarly, the risk factors have been placed in a different sequence, at your suggestion. Rather than mark each risk factor that has been repositioned as both a deletion and an addition, we have marked only the language changes within the risk factors; and

2.	The letter from the Massachusetts Development Finance Agency approving the Company for industrial revenue bond financing.

In response to the numbered comments in your letter, please be advised that:

1.	Description of Business. The Business Development section has been revised to include the information requested.

2.	Technical Language. We have attempted to simplify and clarify the technical language. In the few instances where the Company believes that the use of technical terms is necessary, definitions of those terms have been added.

3.	Clarification of Description of Business. We believe that the discussion in Item 1 is now easier to understand. The Form 10SB had formerly referred to the compounds that we offer to customers by use of the catalogue number in its product catalogue. Now the document refers to compounds by their common commercial names. The products are generic gluconate derivatives products (except for artesunate, which is not a gluconate compound, but which, to the Company’s knowledge, is not covered by patent protection). Thus, there is no “owner” of the compounds, and no need to describe the arrangements giving the Company the right to make them. IntePharm is a manufacturing company. It may at some time in the future broaden its scope to include seeking FDA approval for specific uses of a compound such as artesunate, but it has no current plans for doing so. In order to avoid any implication that it might, IntePharm has eliminated the discussion concerning possible additional uses of this compound.

4.	Prior Production History. The 10SB has been revised to describe the extent to which IntePharm has made these products in the past. Glucono-delta lactone (formerly described as IPDEL-601) is a generic compound that is produced by others and sold to the industries described. See for a description of this compound.

5.	Revenue Streams. There are no revenue streams currently contemplated other than through the production of the compounds that IntePharm intends to make. IntePharm has expanded its description of the marketplace for its products.

6.	Letter of Intent. Upon reflection, IntePharm has decided to drop any mention of the letter of intent to which your comment 6 refers. That letter of intent has since expired. It is one lead among several that the Company is pursuing, and there is no reason to single it out for special treatment.

7.	Capacity Utilization. In light of the deletion of any reference to the letter of intent, answers to these questions no longer would be appropriate in the Form 10SB. We have however pointed out that a single large order could absorb 50% or more of the Company’s current manufacturing capacity.

8.	Competition. See pages 3-4 for the information requested.

9.	Proprietary Rights and Licensing. Additional information has been provided at pages . Please note that the terms of the license are already summarized in the section entitled Certain Relationships and Related Transactions, and a cross-reference to that description is contained in this paragraph.

10.	Research and Development Expenditures (page 5). See the revised text for the information requested.

11.	Risk Factors. The Risk factors have been reorganized as requested.

12.	Cumulative Losses: See the revised text at page 8 for the information requested.

13.	Sensitivity to in Energy Prices: See the revised text at page 7 for the information requested.

14.	Future Capital Requirements. See the revised text for the information requested.

15.	Production of IPDEL-601. The discussion of glucono-delta lactone (formerly described as IPA-397) has been revised so that it appears in the list of products, but is not set aside from that list as a special product. The Company has no particular dependency upon sales of this product as opposed to the others on the list.

16.	Production of IPA-397 (Artesunate). The risk factor concerning artesunate (IPA-397) has been deleted. The discussion of this compound is now treated as a research and development project only. To the extent that it entails risk, IntePharm believes that this risk is sufficiently captured in the general risk factor discussion pertaining to research and development projects generally. The amounts spent and budgeted for this project are described on page 11 of the Form 10SB.

17.	Supplemental Disclosure Concerning Artesunate. The Company has had discussions concerning artesunate with UNICEF and Glaxo SmithKline. For a description of the current state of anti-malarial efforts, see the World Health Organization release WHO/77 Dated November 8, 2004 (the “WHO Release”) at . This release mentions four therapies for malaria, all dependent upon the cultivation of a particular plant. Currently there is a shortage of supply because of difficulties in cultivating sufficient quantities of this plant. The Company’s Plant Cell Culture Platform may have the potential for speeding up this growth. Malaria generally occurs only in poor countries. Nonetheless, IntePharm believes artesunate production to be a financially worthwhile project because malaria treatment is the subject of considerable funding efforts. For example, The Global Fund to Fight AIDS, Tuberculosis and Malaria (the “Global Fund”) has received contributions in excess of $3B, and pledges for another $2B. The Global Fund gives grants to public health programs in countries affected by these diseases. The local agencies receiving these funds may use them for a variety of purposes, including the purchase of anti-malarial compounds such as the ones identified in the WHO Release. See generally, . To the Company’s knowledge, the use of artesunate has not been approved as an anti-malarial treatment in the US. This is not surprising, however, in light of the rarity of this disease in the US. Nonetheless, the 2003 annual report of the Global Fund specifically describes its funding of anti-malarial programs in Burundi and The Philippines based upon the use of compounds containing artesunate. Furthermore, our discussions with UNICEF, which are ongoing, cause us to remain optimistic concerning the potential for our artesunate program.

18.	Uncertainly Related to Research. See page 8 for revised text concerning this risk factor. This risk factor is based upon the inherent unpredictability of the effort to make new discoveries, not on any specific risk particular to the Company.

19.	Hiring Needs. See the discussion at page 6 for a response to this issue.

20.	Limited Managerial Experience. See the discussion at page 6 for a response to this question.

21.	Status as a Controlled Corporation. The requested disclosure is made on page 9.

22.	Long Sales Cycle. The Company would prefer not to define the term “sales cycle” because the term is only used in the caption, not in the text of the risk factor; and because the text of the risk factor is sufficiently clear as to its subject matter. Please see the revised text on page 7 for a response to the other questions posed in this paragraph.

23.	Quarterly Fluctuations. The statement that a long sales cycle may contribute to quarterly fluctuations in revenue has been withdrawn.

24.	Management’s Plan of Operations. The statement on page 11 concerning the lack of revenue has been expanded to encompass the first 9 months of 2004.

25.	MD&A. We understand Item 303 of Reg S-B to require disclosure under clause (a) (Plan of Operations) for development stage companies, and under clause (b) Management’s Discussion of Financial Condition and Results of Operations) for operating companies. IntePharm is a development stage company, a phase that it began in January 2003, when it was finishing up its contract research project. Since then, IntePharm has been striving to become a producer of specialty compounds. As a producer, IntePharm has never had any revenue. For that reason, the Form 10SB was prepared by providing the information required in Item 303(a), not 303(b). Nonetheless, the Company has added a brief MD&A addressing those elements of Item 303(b) that appear to have potential relevance to the Company and its investors. See pp. 13-14.

26.	Reconciliation Concerning Cash Needs. The financial statement footnote concerning the Company’s cash needs has been corrected to state that the company expects to spend $2MM in the next 12 months.

27.	Schedule for Capital Expenditure. The statement that the Company intends to begin production of IPDEL-601 (glucono-delta lactone) in the third quarter of 2004 has been removed. The Company is currently producing samples of glucono-delta lactone for use in sales efforts, and expects to be able to commence large-scale production in late December 2004.

28.	Further Capital. At pages 13-14 the Company has added a statement to the effect that further capital might be necessary if the volume or mix of product orders varies materially form that which is anticipated. Barring such a surprise, however, the Company hopes to be able to generate operating profits from the sales of products made on equipment now in place.

29.	MDFA Letter. Enclosed is the MDFA letter as requested.

30.	R&D Projects. Please see the discussion of the Company’s research projects at pp 11-12.

31.	Possible Inability to Purchase Property. Please see the sentence added to the second paragraph of Item 3 at page 14.

32.	Date of Private Placement. The paragraph in question has been modified to state that the 2004 private placement took place in March and May 2004, and identifies the exemption from the registration requirements of the 1933 Act relied upon. See page 22.

33.	Massachusetts Control Share Acquisition Law. The Massachusetts Control Share Acquisition Law (MCSAL) permits companies having a preponderance of its employees in Massachusetts to opt into the MCSAL even thought they are incorporated elsewhere. This is now explained in the Form 10SB at page 23.

34.	Erratum. The error has been corrected.

35.	Annual Meeting. The text regarding indemnification of officers and directors was written by reference to the proposed revision to the articles of incorporation, which have now been adopted by the shareholders and filed with the Idaho Secretary of State. They are attached as an exhibit to the Form 10SB, and appropriate revisions have been made to the discussion of indemnification to reflect that these articles have been authorized and filed.

Financial Statements

1.	Auditor’s Report. The audit opinion has been adjusted to include the development stage from February 1, 2003 through December 31, 2003.

2.	The auditor’s report has been modified to include the city and state where the opinion was issued.

3.	Balance Sheet. The balance sheet has been modified to show that the “long-term debt - current portion” relates to the “Capital leases payable - current portion.”

4.	The captions within the equity section of the balance sheet have been revised to appropriately classify accumulated deficits both before and during the development stage.

5.	Statement of Operations. With the beginning of the new development stage, the statements of operations have been revised to show the reclassification of certain expenses for the period from February 1, 2003 through December 3, 2004 to research and development activities. These expenses are more appropriately classified as research and development expenses rather than general and administrative expenses.

6.	Statement of Cash Flows. The Company received $185,000 in cash from the landlord as a partial payment toward leasehold improvements. This leasehold concession was received in late 2003, and is appropriately shown in the statement of cash flows.

7.	Note 2: Antidilutive Shares. Disclosures have been modified to include the number of shares considered antidilutive in the calculation of diluted earnings per share. The modification can be found in Note 2 to the financial statements.

8.	Note 2: R&D: Prior to the beginning of the development stage, while the Company was performing contract research, certain expenses incurred for specific research and development contracts were borne by the customers. These expenses, including materials and supplies, labor and benefits and depreciation of equipment used in the research, were all included in cost of goods sold. All remaining expenses, not directly related to the contracted research projects, were included in other operating expenses.

9.	Note 4: Property & Equipment: Note 4 to the financial statements, Property and Equipment, has been modified to remove the reference to the cash payment received from the lessor as a tenant improvement lease concession in the gross and net presentation of the components of property and equipment. The amount of leasehold improvements has been changed to reflect the Company’s actual basis in the tenant improvements. As stated in comment response to #6 above, the Company received $185,000 in cash from the landlord as a partial payment toward leasehold improvements.

10.	Note 5: Capital Leases: A disclosure has been added to show the amount of interest on the capital leases.

11.	Note 6: Convertible Notes Payable: The Company’s convertible debt issued in 2003 consisted of five separate transactions occurring on different dates ranging from January 15, 2003 through December 21, 2003. The analysis of beneficial conversion features was done on an issuance-by-issuance basis as changing market prices for the Company’s common stock resulted in different results for each issuance. The footnote disclosure in the Company’s financial statements summarized this issuance and properly reflects fair values assigned to warrants and incentive shares. Following guidance provided by EITF-00-27 in applying Issue No. 98-5, the Company allocated proceeds first to the incentive shares and then to the warrants granted the note holders. The value assigned to the warrants fully absorbed all beneficial conversion amounts, and as such, no value was assigned to the conversion feature of the notes. The preceding information has been added to Note 6 to the financial statements.

12.	Note 8: Common Stock: The number of shares to be issued to the lessor during the term of the lease was determined at lease signing. The fair market value of the Company’s common stock at that time was $1.00 per share and contractually agreed to by the lessor and the lessee at the date of signing. At the beginning of the lease, the Company’s stock transfer agent issued 14 stock certificates, each representing one month of rent. The financial statements have been revised to remove the value of the stock from inclusion in prepaid expenses and issued but not outstanding common stock. The stock will be recognized as issued and outstanding on a monthly basis when issued to the landlord in payment of monthly rent.

13.	Discount on Common Stock: The “discount on common stock” was recorded when the Company completed its reverse merger acquisition in 2000. At the merger date, both companies involved had negative equity, thereby creating a discount on the common stock. A statement to this effect was added to Note 8 to the financial statements. An accounting of the reverse merger/acquisition is attached to these responses. See attached Schedule A.

14.	Note 4 to 2004 Interim Financial Statements: Building Lease: Additional detail has been added regarding the lease terms for the building in Fitchburg.

15.	Note 5 to 2004 Interim Financial Statements: Convertible Notes Payable: The Company issued warrants to any note holder who held a note issued prior to 2003 and converted their notes at $1.00 per share rather than the $0.75 per share stated in the original debt agreement. SFAS 84 “Induced Conversions of Convertible Debt” relates to the changed terms which may involve a reduction of the original conversion price. The Company did not give a reduction in the original conversion price, rather the individuals received the warrants only if they converted at a higher price. An allocation of the value between the stock and warrants is included in the financial statements. The Company did not issue either monetary (cash) consideration or equity instruments to note holders who invested after 2002 as an inducement to convert their outstanding principal on the convertible debt to common stock. The original conversion feature in this note was calculated as the unpaid balance of the note divided by 75% of the offering price of the most recent equity offering, with the resultant conversion price not greater than $2.50 nor less than $1.25. The most recent stock offering was at $1.00 per share in the private placement. Converting at 75% of this amount is $0.75, but the amount cannot go below $1.25. However, the Company gave certain rights under a Registration Rights Agreement (“RRA”) to those who voluntarily converted their notes into common stock in 2004. Therefore, the only immediate benefit available to these note holders upon conversion was to include the issued shares, in the RRA.

16.	Note 5 to 2004 Interim Financial Statements: Common Stock It is accurately stated that there has been a range of fair values used in pricing the Company’s equity instruments. All options and warrants issued by the Company are fair value priced in accordance with FAS 123. The Company utilized the Black Scholes Option Price Calculation method with the assumptions more fully described in Note 9 (stock options) and 10 (stock warrants). The Company did issue shares in a private placement at a substantial discount to the pink sheet trading prices because of the larger share volumes and greater cash proceeds that the Company could derive by offering such shares at a discount. The fair value of the stock issued varied at times and reflected several factors: recent prices of share sales; what someone would accept or pay; transaction share volume. Management believes that all share issuances during the year were at the fair market valued based upon the above referenced information. Additionally, the values shown in the pink sheet trading prices reflect freely tradable shares. The shares the Company was offering were subject to Rule 144, and therefore are substantially less liquid and therefore less valuable.

Please let me know if you have any further questions or comments concerning this filing. If there are no further changes required, the Company will provide the statement requested in the penultimate paragraph of your letter.

Very truly yours,

/s/ Thomas C. Carey

Thomas C. Carey

cc: Chinmay Chatterjee